SECTION 1.                                CONTRACT DATA (CONTINUED)                                                                DATE PREPARED: 05/01/2013

INSURED                                                                                                CONTRACT NUMBER
John Doe                                                                                                                     9999999

DESIGNATION OF DEATH BENEFIT PAYOUT ENDORSEMENT

Endorsement Effective Date:May 1, 2013

Designation of Death Benefit Payout Endorsement Schedule

Specified Amount:$953,020

Lump Sum Benefit Amount:$100,000

Installment Benefit Amount:$100,000

Installment Benefit Mode:Annually

Installment Benefit Period:10 Years

The Specified Amount shown above corresponds to the Designation of Death Benefit Payout Endorsement Schedule shown.  The Specified Amount was calculated as the Lump Sum Benefit Amount plus the present value of the Installment Benefit on the endorsement effective date.

Any variation in death proceeds payable from the Specified Amount will first be applied as an adjustment to the Lump Sum Benefit Amount.  Any remaining adjustment needed will be applied to the present value of the Installment Benefit and will reduce the Installment Benefit Amount in the same proportion as the reduction in the present value of the Installment Benefit.

Designation of Death Benefit Payout Endorsement

This endorsement forms a part of the contract to which it is attached.  The purpose of this endorsement is to amend the contract in order to set forth the payment terms of the death proceeds in accordance with the elections made by the Owner of the contract.  There is no charge for this endorsement.  Contract provisions not modified by this endorsement remain in effect as stated in the contract.

The contract is revised as described in this endorsement with the following provisions regarding the payment of death proceeds:

We will pay the death proceeds to the Beneficiary in accordance with the schedule elected by the Owner as shown in Section 1, Contract Data, Designation of Death Benefit Payout Endorsement Schedule.  When death proceeds are payable, the Lump Sum Benefit Amount will be paid to the Beneficiary.  The Installment Benefit Amount will then be paid for the Installment Benefit Period and according to the frequency selected for the Installment Benefit Mode.  Payment of the Installment Benefit Amount will begin one Installment Benefit modal period after the Lump Sum Benefit Amount is paid.

The Lump Sum Benefit and Installment Benefit Amount will be adjusted to reflect any difference between the death proceeds payable and the Specified Amount, shown in Section 1, Contract Data, Designation of Death Benefit Payout Endorsement Schedule.  Any variation in death proceeds payable from the Specified Amount will first be applied as an adjustment to the Lump Sum Benefit Amount.  Any remaining adjustment needed will be applied to the present value of the Installment Benefit and will reduce the Installment Benefit Amount in the same proportion as the reduction in the present value of the Installment Benefit.

The Beneficiary cannot change the Designation of Death Benefit Payout Endorsement Schedule or elect a single lump sum after the death of the Insured.  If the Beneficiary dies before the end of the Installment Benefit Period, We will continue payment of the Installment Benefit Amount to their successor Beneficiary.  If no successor Beneficiary is named or if the successor Beneficiary is also deceased, the remaining value of the death proceeds will be paid in full to the deceased Beneficiary’s estate.

In all other respects, the terms, conditions, and provisions of the contract will remain the same.

Signed for Kansas City Life Insurance Company, a stock company, at its Home Office, 3520 Broadway, PO Box 219139, Kansas City, MO  64121-9139.

Secretary	President

M652